Exhibit 99.5




September 8, 1998



Mr. Jeffrey A. Pakrosnis
9651 Kelly Drive
Loveland, OH 45140



Dear Jeff,

This will confirm our agreement to amend Section 3 A (ii) of your Employment Agreement dated July 2, 1998 by increasing the number of shares granted in the non-qualified stock option award from 72,500 to 400,000.

Sincerely,

UNITED SHIELDS CORPORATION

By:    /s/ T.J. Tully
           T.J. Tully, CEO

Agreed:   /s/ Jeffrey A. Pakrosnis
              Jeffrey A. Pakrosnis